VIA EDGAR ONLY

August 9, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:  Kevin L. Vaughn,
                    Accounting Branch Manager

Re:
Positron Corporation
Form 10-K/A for the year ended December 31, 2009
Filed May 6, 2011
Form 10-K for the Year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
Filed May 16, 2011
File No. 000-24092

Dear Mr. Vaughn:

Positron Corporation (the “Company”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated June 16, 2011 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K/ A for the Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers ... , page 22

1.
We reissue the first sentence of prior comment 1. We note that your response does not explain how you have complied with Regulation S-K Item 405, including specific citations to any authority on which you rely. We also note that your Form 10-K for the fiscal year ended December 31, 2010 does not appear to include the information required by Item 405. Please advise or revise.

We have revised our Form 10-K/A for the fiscal year ended December 31, 2009 and our Form 10-K for the fiscal year ended December 31, 2010 as follows:

December 31, 2009:

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

United States Securities and Exchange Commission
August 9, 2011

The Company believes that the Section 16(a) filing requirements of John Zehner, Sachio Okamura, Anthony C. Nicholls, Timothy M. Gabel, Corey N. Conn, Scott Stiffler, Patrick G. Rooney, Joseph Sardano and Joseph G. Oliverio were not timely met during the fiscal year ending 2009 and the Company expects to file the remaining reports as soon as possible.

December 31, 2010

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

The Company believes that the Section 16(a) filing requirements of Sachio Okamura, Anthony C. Nicholls, Corey N. Conn, Timothy M. Gabel, Scott Stiffler, Patrick G. Rooney and Joseph G. Oliverio were not timely met during the fiscal year ending 2010 and the Company expects to file the remaining reports as soon as possible.

Item 11. Executive Compensation, page 25

2.
Please tell us how your response to prior comment 2 reconciles your disclosure in the tables on pages 26 and 31 regarding the number of shares underlying options held by Patrick Rooney. We note that your table on page 26 indicates that Mr. Rooney has options to purchase 575,000 shares of common stock, your table on page 31 indicates that Mr. Rooney is beneficial owner of 5,075,000 shares that may be acquired pursuant to stock options, footnote (ee) on page 32 indicates that Mr. Rooney may acquire 700,000 Series B shares pursuant to options, and footnote (b) on page 31 indicates that each share of Series B converts into 100 shares of your common stock.

We have revised our Form 10-K/A for the fiscal year ended December 31, 2009 to include 575,000 shares in both the table on page 31 and footnote (ee) thereof.

Form 10-K for the Year Ended December 31, 2010

Item 1, Business, page 3

3.
We note your response to comment 3 in your letter dated December 20, 2010 that you “will revise [y]our future filings to describe the development of [y]our business in the last three years including any material reclassification, merger, consolidation, or purchase or sale of assets not in the ordinary course of business.”  Please tell us where you have included this information. For example, please tell us where you describe:

•	your changed business model; for example, when did you shift from primary manufacturing and selling to primary service of your products and how this is consistent with your other disclosure;

United States Securities and Exchange Commission
August 9, 2011

•	your “remaining” Houston operations; for example, how have your Houston operations changed over the last three years;

•	the closure of your Canadian operations; and

•	your acquisition of Dose Shield.

We dispute the Commission’s assertion in the first bullet-point that the Company has changed its business model.  The Company has not shifted its business model from manufacturing and selling to service.  While the manufacturing of the AttriusTM scanner is performed through the Company’s joint venture with Neusoft Medical Systems Co., Ltd., for the fiscal year ended December 31, 2010, Positron sold fifteen (15) AttriusTM devices, more than we had in our entire, previous existence.  While service is an important component of our business model, and a revenue driver, it is not accurate to state it is the focus of our business plan; accordingly, we would not and did not disclose such.

We have revised the balance of the description of Business to disclose the other information in the remaining bullet points.  Without reproducing the entire Item 1., we have added the following items to the disclosure:

Corporate Information

Positron Corporation (the "Company" or “Positron”) was incorporated as a Texas corporation in 1983 with its main offices in Fishers, Indiana. Unless the context requires otherwise, in this report the terms “we,” “us” and “our” refer to Positron Corporation.

On June 5, 2008, the Company acquired all of the issued and outstanding stock of Dose Shield Corporation, an Indiana corporation (“Dose Shield”) for 80,000,000 shares of Common Stock), deliverable in two equal tranches, the first 40,000,000 shares at the closing, the second contingent upon verification by an independent third party that Dose Shield’s Cardio-Assist device is in commercially reasonable working order and is ready for resale not later than December 31, 2009; and (ii) cash in the amount of $600,000.  In addition, the Company agreed to pay royalties equal to 1.5% of net revenues generated from all future sales of all Dose Shield equipment sold by Positron Pharmaceuticals following the Closing.  The Nuclear Pharm-Assist™ system is designed to support the staff of nuclear medicine departments and nuclear pharmacies.  The Nuclear Pharm -Assist™ compounds kits, fills vials and syringes, assays vials and syringes and dispenses vial and syringes in a shielded container.  The unique design reduces worker radiation exposure and repetitive motion injuries. The shielding is integrated into the design and is considered standard.

On June 5, 2006, the Company, through a minority-owned subsidiary of the Company, Imaging PET Technologies, Inc. (“IPT”), and Quantum Molecular Pharmaceuticals Inc., a Canadian radiopharmaceutical corporation (“QMP”) acquired all of the operating assets of IS2 Medical Systems Inc., a developer and manufacturer of nuclear imaging devices based in Ottawa, Ontario, Canada (“IS2”).  Initially, the Company and QMP held 49.9% and 50.1%, respectively, of the total outstanding capital stock of IPT.  On January 26, 2007, the Company acquired the remaining 50.1% of the capital stock of IPT from Imagin Diagnostic Centers, Inc.  In October 2008, the Company closed the IPT facility in Canada.  At December 31, 2010 and 2009, IPT continued to operate as a separate legal and accounting entity.

United States Securities and Exchange Commission
August 9, 2011

On November 18, 2008, Solaris Opportunity Fund, L.P. (“Solaris”) became the Company’s controlling shareholder, holding approximately 60% of the Company’s voting capital stock at that time. Upon consummation of a Securities Exchange Agreement, Imagin Molecular Corporation, a publicly owned Delaware corporation (“Imagin”) transferred and assigned all of its rights title and interest in two notes receivable due from the Company (“Note 1 and Note 2”) and related pledged securities to Solaris in exchange for the return of the 20,000,000 shares of Imagin’s common stock and 4,387,500 shares of Imagin’s Series A Preferred Stock and the retirement and satisfaction of any obligations to the advances made in the amount of $200,000 to Imagin by Solaris. Simultaneously therewith, Solaris exchanged Note 1, Note 2 plus accrued interest and the Pledged Shares and the retirement and satisfaction of any obligations to the advances made to the Company in the aggregate amount of $1,155,000 for the issuance of 100,000 shares of the Company’s Series S Preferred Stock (the “Exchange”).

In early 2009, the Company moved all aspects its corporate administration, purchasing and logistics/shipping functions from its Houston, Texas facility to its Fishers, Indiana location.  The Company continues to maintain its parts repair facility in the Houston area.  Additionally, the Company also relocated Positron’s PET Service Part Depot to its Niagara Falls, New York location.  In second quarter 2010, the Company’s accounting and corporate administration was moved to its Westmont, Illinois location.

Item 10. Directors, Executive Officers, and Corporate Governance. page 21

4.
We note your revised disclosure in this section of your Form 10-K for the fiscal year ended December 31, 2009 and your response to comment 12 in your letter dated December 20, 2010.  Please tell us why you did not disclose in this filing Patrick G. Rooney's previous experience as founder, chief executive officer, president, chairman, or director at IMAGIN Molecular Corporation, Cipher Holding, Inc., Cipher Holding Corp., Cipher Multimedia, Inc., or Momentum Holdings Corporation and Corey N. Conn's previous experience as co-founder, Vice President, and Chief Financial Officer of Cipher-Multimedia, Inc.

Having resigned on August 19, 2005 in all capacities from Imagin Molecular  Corporation (formerly known as Cipher Holding Corporation and Momentum Holdings Corporation) and its subsidiary Cipher Multimedia, Inc.,  pursuant to Item 401 (e) 1, the Company is not required to disclose Mr. Rooney's previous experiences at these firms for the year ending in the report December 31, 2010 as they were not within the last five years.

We have revised Mr. Conn’s disclosure to include such experience as follows:

Corey N. Conn.  Mr. Conn was appointed by the Board of Directors to serve as Chief Financial Officer in 2005 and was elected as a Director on January 2, 2008. From August 19, 2003 until June 3, 2010, Mr. Conn has served on the Board of Directors and as Chief Financial Officer of Imagin Molecular Corporation, a publicly-owned Delaware corporation, and affiliate of the Registrant.  Mr. Conn was a co-founder of Imagin Molecular’s wholly-owned subsidiary Cipher Multimedia and served as its Chief Financial Officer and Director from August 2003 until his resignation in June 2010.  Mr. Conn was Vice President of Business Development at iXL, an e-business and e-transformations services provider from June 1996 to September 1999 and also served as Managing Director of Virtual Partnerships, LLC, a business development and business strategy consulting firm from 1999 to 2004. Mr. Conn received a Bachelor’s Degree in Business Administration from Bradley University. The Company’s Officers and Directors concluded Mr. Conn’s extensive experience in financial compliance and operations in early stage companies make him an ideal candidate to serve on the Board of Directors.

United States Securities and Exchange Commission
August 9, 2011

5.
We note your disclosure that Joseph G. Oliverio has been Director and Chief Executive Officer of Imagin Molecular Corporation since August 18, 2006 and Corey N. Conn has been director and chief financial officer of Imagin Molecular Corporation since August 19, 2003. Please tell us how this disclosure is consistent with the disclosure in the first paragraph of "Resignation and Election of New Directors and Officers" on page 6 of the amended Form 10-Q for the fiscal quarter ended June 30, 2010 filed by Imagin Molecular Corporation.

We have revised Mr. Oliverio’s disclosure as Director and Chief Executive Officer of Imagin Molecular Corporation and have revised accordingly to reflect the proper dates as follows:

“From August 18, 2006 to June 3, 2010, Mr. Oliverio served on the Board of Directors and Chief Executive Officer of Imagin Molecular Corporation, a publicly-owned Delaware corporation, and affiliate of the Registrant.”

We have revised Mr. Conn’s disclosure as Director and Chief Financial Officer of Imagin Molecular Corporation and have revised accordingly to reflect the proper dates as follows:

“From August 19, 2003 until June 3, 2010, Mr. Conn has served on the Board of Directors and as Chief Financial Officer of Imagin Molecular Corporation, a publicly-owned Delaware corporation, and affiliate of the Registrant.  Mr. Conn was a co-founder of Imagin Molecular’s wholly-owned subsidiary Cipher Multimedia and served as its Chief Financial Officer and Director from August 2003 until his resignation in June 2010.”

Compensation of Directors, page 26

6.
We note your disclosure that “[b]eginning January 22, 1999 through current date” nonemployee directors were not separately compensated for their services. However, we note that the option awards granted to Sachio Okamura and Dr. Anthony C. Nicholls in the beneficial ownership table on page 27. Please tell us how those directors received those options and where you have made the appropriate disclosures pursuant to Regulation S-K Item 402(r)(iv) or Item 404.

We have revised our form 10-K draft as follows:

“Non-Employee Director Compensation

Beginning January 22, 1999 through current date, the following non-employee directors were separately compensated for their services as Members of the Board of Directors:

•
Imagin Diagnostic Centres, Inc. owns 750,000 shares of our common stock directly and 3,347,502 shares of our Series B Convertible Preferred Stock, which converts into shares of Common Stock at the rate of 100 shares of Common Stock per each share of Series B.  IDC did not hold any warrants as of December 31, 2010;

United States Securities and Exchange Commission
August 9, 2011

•	Sachio Okamura has options to receive 25,000 shares of Series B Preferred Stock that are exercisable until December 31, 2013; and

•	Dr. Anthony C. Nicholls has options to receive 15,000 shares of Series B Preferred Stock at are exercisable until December 31, 2013.

Non-Employee directors continue to be reimbursed for their reasonable expenses associated with attending board and committee meetings.”

Security Ownership of Certain Beneficial Owners Cal, page 27

7.
We note your disclosure in footnote (d) on page 31 of your amended Form 10-K for the fiscal year ended December 31, 2009 of the shares beneficially owned by IMAGIN Diagnostic Centres, Inc. that are issuable upon conversion of Series B Preferred Stock and exercise of warrants. We note that you did not include similar disclosure in footnote (d) of page 27 of this filing. Please tell us whether IMAGIN Diagnostic Centres, Inc. owns 366,900,200 shares of your common stock directly or whether some of these shares may be acquired upon conversion of Series B Preferred Stock or exercise of warrants.

Accordingly, we have revised our footnote (d) disclosure as follows:

(d)  Includes 750,000 shares owned directly and 334,750,200 shares issuable upon full conversion of 3,347,502 shares of Series B Preferred Stock into Common Stock. The address for IMAGIN Diagnostic Centres, Inc. (“IDC”) is 3014 - 610 Granville St., Vancouver, British Columbia, V6C 3T3, Canada. Patrick J. Rooney, is the principal officer of IDC and holds voting and dispositive power over the securities held by IDC.

Security Ownership of Directors ... , page 27

8.	We note your response to prior comment 5. Please provide us the information required by Regulation S-K Item 403(b). Please ensure that you:

•	include the total number of shares beneficially owned and the percent of the class owned for each class of equity securities, including your common shares, Series B shares, and Series S shares;

•	include an explanation of the number of common shares each beneficial owner would hold upon full conversion of Series B and Series S shares; and

•	reconcile your disclosure in the table of the “Title of Class” with your disclosure in the footnotes that your table includes Series B shares that may be acquired pursuant to option awards.

United States Securities and Exchange Commission
August 9, 2011

Please also confirm that you will provide all information required by Regulation S-K Item 403 in future filings.

We have amended the chart set forth in Item 12.  Security Ownership of Directors, Director Nominees and Executive Officers (set forth below) to comply with Regulation S-K Item 403(b).  We will provide all information required by Item 403 of Regulation S-K in future filings.

Name of Beneficial Owner	Title of Class	Beneficial Ownership (a)	Shares Subject to Options, Warrants and Convertible Preferred Stock		Percent of Class (b)
Solaris Opportunity Fund, L.P. (c)	Common	5,300,000	0		47.1%
	Series B Preferred	1,142,741.4	114,274,140			%
	Series S Preferred	100,000	1,000,000,000			%
Imagin Diagnostic Centres, Inc. (d)	Common	750,000			13.6%
	Series B Preferred	3,347,502	334,750,200
Joseph G. Oliverio	Common	0	550,000	(e)	*	%
Sachio Okamura	Common	0	25,000	(f)	*
Patrick G. Rooney	Common	0	700,000	(g)	*	%
Dr. Anthony C. Nicholls	Common	0	15,000	(h)	*
Corey N. Conn	Common	0	550,000	(i)	*	%
Timothy M. Gabel	Common	0	365,000	(j)	*	%
All Directors and Executive Officers as a Group	Common	0	2,205,000		*	%

*	Does not exceed 1% of the referenced class of securities.

(a)	Ownership is direct unless indicated otherwise.

(b)
Calculation refers to Common Stock, based on 782,727,497 shares of Common Stock outstanding, 6,668,444 shares of Series B Convertible Preferred Stock outstanding, assumes none of the 2,500,000 Series B stock options are exercised, and 100,000 shares of Series S Preferred Stock outstanding as of December 31, 2011.

(c)	The address for Solaris Opportunity Fund, L.P. is 700 Commerce Drive, Suite 500, Oak Brook, Illinois 60523. Patrick G. Rooney holds voting and dispositive power for Solaris Opportunity Fund, L.P.

(d)
The address for IMAGIN Diagnostic Centres, Inc. (“IDC”) is 3014 - 610 Granville St., Vancouver, British Columbia, V6C 3T3, Canada. Patrick J. Rooney, is the principal officer of IDC and holds voting and dispositive power over the securities held by IDC.

(e)	Includes 550,000 Series B shares that may be acquired by Mr. Oliverio pursuant to stock options that are exercisable until December 31, 2013

(f)	Includes 25,000 Series B shares that may be acquired by Mr. Okamura pursuant to options that are exercisable until December 31, 2013

(g)
Includes 700,000 Series B shares that may be acquired by Mr. Rooney pursuant to options that are exercisable until December 31, 2013.  Does not include 1,119,574,140 shares of common stock held by or convertible to by Solaris Opportunity fund, L.P., over which Mr. Rooney holds voting and dispositive power.

United States Securities and Exchange Commission
August 9, 2011

(h)	Includes 15,000 Series B shares that may be acquired by Mr. Nicholls pursuant to options that are exercisable until December 31, 2013

(i)	Includes 550,000 Series B shares that may be acquired by Mr. Conn pursuant to stock options that are exercisable until December 31, 2013

(j)	Includes 365,000 Series B shares that may be acquired by Mr. Gabel pursuant to stock options that are exercisable until December 31, 2013

The address for all officers and directors of the Company is 7715 Loma Ct. Suite A, Fishers, IN. 46038.

Item 13. Certain Relationships and Related Transactions ... , page 28

9.
Please tell us, and revise future filings to clarify, the name of the related person and the basis upon which the person is related for the transactions disclosed in the first and third paragraph of this section.

We have revised our Form 10-K/A for the fiscal year ended December 31, 2010 to include as follows:

2010

During the year ended December 31, 2010, the Company recognized cost of revenues of $3,184,282 related to the purchase of Attrius® PET systems from Neusoft Positron Medical Systems – the Company’s joint venture partner located in Shenyang, China.  The Company has approximately $2.484,000 in deposits on purchase contracts as of December 31, 2010.

During 2010, the Company entered into a four year operating lease with a company owned by Patrick G. Rooney, our Chairman and Chief Executive Officer, for additional administrative offices in Westmont, Illinois.  During 2010, the Company paid $136,060 of costs in connection with this lease (consisting of $50,000 cash payment for reimbursement of contracting services to the related party and $86,060 of build-out expenses paid directly to contractors) all of which are being amortized over the four year lease term at $2,835/month. Additionally, the Company shall be responsible for maintenance, operating expenses and property taxes.  No further rent payments are required under the lease agreement by the Company.

United States Securities and Exchange Commission
August 9, 2011

During the year ended December 31, 2010, the Company paid $200,000 of consulting fees to the brother of the Company’s Chief Executive Officer, John Rooney.

2009

During the year ended December 31, 2009, the Company, pursuant to the terms of the Stock Purchase Agreement dated June 5, 2008 for the acquisition of Dose Shield Corporation (“Dose Shield”); the Company recorded $69,000 of accrued commissions which represents 50% of net revenue generated from sales of all Pharm-Assist equipment. Additionally, the Company is obligated to pay a 1.5% royalty on sales of equipment from Dose Shield's portfolio.  Total royalties related to the Dose Shield equipment were $2,100 in 2009.  John Zehner, the Company’s former Chief Operating Officer is also a former owner of Dose Shield.  Interest expense on the loan due to the former owners of Dose Shield was $43,200 during the year ended December 31, 2009.  The principal balance of the note payable related to the acquisition was $540,000 as of December 31, 2009 and was paid in full in 2010. As John Zehner resigned in 2010, these expenses are no longer considered related transactions.

 The Company leases a facility in Fishers, Indiana from a Company owned by John Zehner, the Company’s Chief Operating Officer. During the year ended December 31, 2009, the Company paid approximately $56,000 to lease the facility. The operating lease is month to month.  As John Zehner resigned in 2010, this lease is no longer considered a related party transaction.

In December 2009, the Company issued 53,000 and 40,000 shares of Series B Preferred shares to Solaris Opportunity Fund and Solaris Management Fund, respectively, as settlement of notes payable.

In October 2009, the Company purchased a used machine from Imagin Molecular Corporation, which was a shareholder of the Company at that time, in the amount of $245,000. After refurbishment and other costs in the amount of $33,000, Positron sold the machine for $350,000 to an unrelated party, providing a gross margin of approximately $72,000.

Director Independence

We currently use NASDAQ’s general definition for determining director independence, which states that “independent director” means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, that, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Two of our five current directors, Sachio Okamura and Dr. Anthony C. Nicholls meet this definition of independence.

Financial Statements, page 40

Note 1. Description of Business and Summary of Significant Accounting Policies, page 49

-Revenue Recognition. page 51

10.
We note your disclosure here that prior to July 1, 2010 that you recognized revenue from system contracts and other nuclear devices when all significant costs have been incurred and the system has been shipped to the customer and in certain cases after installation is complete. However, in your response to comment 13 in your letter dated March 3, 2011, you stated that you recognized revenue on the medical machines sold after delivery, installation and a signed acceptance of the unit by the customer. Please clarify for us what you mean by the phrase “in certain cases” in your disclosure in the filing. Revise your future filings to clearly disclose when you recognized revenue for the sale of your products prior to July 1, 2010. Provide us with a proposed sample of your disclosure.

United States Securities and Exchange Commission
August 9, 2011

The term "in certain cases" was utilized because prior to July 1, 2010, certain SPECT cameras were sold to distributors who performed installation and service on the machines. In future filings, we will clarify the paragraph to read as follows:

Prior to July 1, 2010, revenues from system contracts and other nuclear imaging devices were recognized when all significant costs have been incurred and the system has been shipped to the customer and in cases, when the Company is responsible for installation, after installation is complete.  Revenues from maintenance contracts were recognized over the term of the contract.  Service revenues were recognized upon performance of the services.

11.
We note your response to comment 15 within your response letter dated March 3, 2011. Please revise your future filings to include a disclosure similar to the one provided within your response that relates to your application of 605-25 of the FASB Accounting Standards Codification.

We will revise future filings to incorporate information from our response letter dated March 3, 2011 into our revenue recognition policy.

Note 4. Deposits-Attrius® Systems, page 54

12.	We note your response to prior comment 11 as well as your disclosures here and on page 54 of your March 31, 2011 Form 10-Q. Please address the following:

•
You state that you believe that you have general inventory risk since the inventory is shipped from the facility in China on an "ex works" basis and that you assume “risks.” Please explain to us in more detail how the terms of your purchase agreements for the product (e.g., "ex works") impacts when you take title of the product. Discuss the general location where NPMS delivers the product to fulfill the “ex works” shipping (e.g., on the loading dock). Also discuss who is responsible for selecting the shipping carrier and who is responsible for discharging the carrier to pick up the products. Refer to the guidance in Topic 605-45-45-5 and 45-12 of the F ASB Accounting Standards Codification.

•
Your response still does not address whether or not you have discretion in your upplier. As previously requested, please explain to us if you have discretion in your supplier selection. Refer to the guidance in Topic 605-45-45-10 of the FASB Accounting Standards Codification. Explain how you considered this in your evaluation of whether to recognize revenue gross or net.

The term ex works is defined as "A trade term requiring the seller to deliver goods at his or her own place of business. All other transportation costs and risks are assumed by the buyer." The Company takes responsibility for shipping, customs, insurance etc. from the point of NPMS shipping dock. The Company determines the appropriate carrier based on the customer destination.

United States Securities and Exchange Commission
August 9, 2011

Although the Company has the ability to purchase medical machinery from manufacturers other than NPMS, it has elected to purchase these PET scanners from NPMS due to its exclusive distribution rights in North America. In addition, NPMS is currently the only manufacturer of a PET only system. Positron has complete control over the sales and marketing aspects of the machinery with regards to trade shows, brochures, technical information etc. and based on all considerations and indicators, the Company believes that its determination of gross sales presentation is appropriate.

Form 10-Q for the Quarter Ended March 31, 2011

Exhibit 32.2

13.
We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-Q for the fiscal year ending [sic] March 31, 2010.  Please amend your filing to include a currently signed and dated certification that references the appropriate quarterly report. The amendment should include the entire filing with the revised certification.

On June 29, 2011, the Company filed a Form 10-Q/A to incorporate the correct period ending date of March 31, 2011 in the Exhibit 32.2 certification.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION
By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer